File Number 011-00216

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12060949

# Form G-FIN

OMB# 1557-0184
EXPIRES 5/31/2013

## Notice of Government Securities Broker or Government Securities Dealer Activities

## To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

   A. ☐ Comptroller of the Currency
   B. ☑ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Filing status of notice (check as applicable):

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☑ Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):

   D. ☐ Notice
   E. ☑ Amendment

RECEIVED 2012 MAY 29 PM 7:16 SEC / TM

4. A. Full name of the Financial Institution:
   Commerce Bank

   B. Address of principal office of Financial Institution:
   1000 Walnut - 4th Floor - Kansas City, MO 64106

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):
   N/A

   D. Mailing address if different from (B) or (C):
   N/A

   E. Name, title and telephone number of contact person with respect to this notice:

| Name | Title | Telephone |
|---|---|---|
| Thomas H. Kokjer | Managing Director | 816-234-2690 |

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☑ Yes B. ☐ No
   (If yes, provide addresses and describe activities.)

1.) 8000 Forsyth Blvd. - Clayton, MO 63105 — Trading and Sales Activities

2.) 1551 N. Waterfront Pkwy - Wichita, KS 67201 — purchase and sale of non-deposit investment securities.

3.) 1345 E. Battlefield - Springfield, MO 65804 — purchase and sale of non-deposit investment securities.

4.) 901 E. Broadway - Columbia, MO 65205 — purchase and sale of non-deposit investment securities.

5.) 8 Del Rancho Ct - Shawnee, OK 74804 purchase and sale of non-deposit investment securities

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

| Last | First | Middle | Title |
|---|---|---|---|
| Kokjer | Thomas | Hartwell | Managing Director |
| | | | |
| | | | |
| | | | |
| | | | |

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A. ☐ Yes B. ☑ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

| First | Middle | Last | Title |
|---|---|---|---|
| Thomas | Hartwell | Kokjer | Managing Director |

Thomas H Kokjer 5-20-12

Manual Signature Date